                         SECURITIES AND EXCHANGE COMMISSION



                               Washington, DC  20549




                                     FORM 11-K




                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934


                    For the Fiscal Year Ended December 31, 1997




                   CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN

                              (Full title of the Plan)



                                CERIDIAN CORPORATION
                               8100 34th Avenue South
                               Minneapolis, MN  55425

                      (Name and address of principal executive
                    office of the issuer of the securities held
                               pursuant to the Plan)

                                CERIDIAN CORPORATION
                              PERSONAL INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS, SCHEDULES, AND EXHIBITS


Financial Statements                                             Page Number
--------------------                                             -----------
Independent Auditors' Report                                          2

Statement of Net Assets Available for Benefits
 with Fund Information as of December 31, 1997                        3

Statement of Net Assets Available for Benefits
 with Fund Information as of December 31, 1996                        4

Statement of Changes in Net Assets Available for
 Benefits with Fund Information for the Year Ended
  December 31, 1997                                                   5

Notes to Financial Statements -
  December 31, 1997 and 1996                                          6



SUPPLEMENTAL SCHEDULES

Schedule 1 - Item 27a - Schedule of Assets Held
               for Investment Purposes                               11

Schedule 2 - Item 27d - Reportable Transactions                      12


SIGNATURE                                                            13


EXHIBITS

Exhibit Index                                                        14

Exhibit 23 - Consent of Independent Auditors                         15

Exhibit 99.6 - Eighth Declaration of Amendment                       16



                             INDEPENDENT AUDITORS' REPORT


The Board of Directors and
the Retirement Committee of
Ceridian Corporation:

We have audited the accompanying statements of net assets available for benefits with fund information of the Ceridian Corporation Personal Investment Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of complying with the Department of Labor's rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the total number of purchases and the total number of sales. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


/s/ KPMG Peat Marwick LLP

Minneapolis, Minnesota

June 12, 1998

                   CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
        Statement of Net Assets Available for Benefits with Fund Information
                                 December 31, 1997
                               (Dollars in thousands)



                                                                                              Equity
                                Ceridian         New            Int'l          Capital          Index         New
                                 Stock         Horizons         Stock          Apprec.           500          Income
                               ----------      ---------      ---------      ----------     ----------     ---------
Investments:
 Ceridian
  Corporation
   Common Stock                $  10,861       $     --       $     --       $     --       $     --       $     --

T. Rowe
 Price Funds                          --         36,167          9,396          5,816          2,640         11,728

Loans Receivable
 from
  Participants                        --             --             --             --             --             --

  Total                           10,861         36,167          9,396          5,816          2,640         11,728
                               ----------      ---------      ---------      ----------     ----------     ---------


Cash                                  16             --             --             --             --             --

Receivable from
 Employer                             73            250            111             70             50             78
                               ----------      ---------      ---------      ----------     ----------     ---------

Net Assets
 Available for
  Benefits                     $  10,950      $  36,417       $  9,507       $  5,886       $  2,690      $  11,806
                               ----------      ---------      ---------      ----------     ----------     ---------
                               ----------      ---------      ---------      ----------     ----------     ---------



                                                                               Summit
                                                Equity        Small-Cap         Cash
                                Balanced        Income          Value         Reserves         Loan          Total
                               ----------      ---------      ---------      ----------     ----------     ---------
Investments:
 Ceridian
  Corporation
   Common Stock                $      --       $     --       $     --       $     --       $     --      $  10,861

T. Rowe
 Price Funds                       5,970         64,825          6,988         20,034             --        163,564

Loans Receivable
 from
  Participants                        --             --             --             --          2,334          2,334

  Total                            5,970         64,825          6,988         20,034          2,334        176,759
                               ----------      ---------      ---------      ----------     ----------     ---------


Cash                                  --             --             --             --             --             16

Receivable from
 Employer                             64            361             88            200             --          1,345
                               ----------      ---------      ---------      ----------     ----------     ---------

Net Assets
 Available for
  Benefits                      $  6,034      $  65,186       $  7,076      $  20,234       $  2,334       $178,120

                               ----------      ---------      ---------      ----------     ----------     ---------
                               ----------      ---------      ---------      ----------     ----------     ---------




See accompanying notes to financial statements.

              CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
  Statement of Net Assets Available for Benefits with Fund Information
                            December 31, 1996
                         (Dollars in thousands)



                                Ceridian         New           Int'l          Capital         New
                                  Stock        Horizons        Stock          Apprec.        Income         Balanced
                               -----------    -----------    ----------     -----------    ----------     -----------
Investments
   Ceridian Corporation
      Common Stock             $  10,685      $      --      $      --      $      --      $      --      $      --

T. Rowe Price Funds                   --         36,219          9,656          4,839         10,819          4,416

Loans Receivable
   from Participants                  --             --             --             --             --             --
                               -----------    -----------    ----------     -----------    ----------     -----------
Total Investments                 10,685         36,219          9,656          4,839         10,819          4,416


Cash                                  87             --             --             --             --             --

Employer Contributions
   Receivable                        117            330            148             85             96             69
                               -----------    -----------    ----------     -----------    ----------     -----------

Net Assets Available
   for Benefits                $  10,889      $  36,549       $  9,804       $  4,924      $  10,915       $  4,485
                               -----------    -----------    ----------     -----------    ----------     -----------
                               -----------    -----------    ----------     -----------    ----------     -----------


                                                               Summit
                                 Equity        Small-Cap        Cash
                                 Income          Value        Reserves         Loan          Total
                               -----------    -----------    ----------     -----------    ----------

Investments
   Ceridian Corporation
      Common Stock                 $  --          $  --          $  --          $  --      $  10,685

T. Rowe Price Funds               50,843          3,508         19,378             --        139,678

   Loans Receivable
      from Participants               --             --             --          2,478          2,478
                               -----------    -----------    ----------     -----------    ----------

Total Investments                 50,843          3,508         19,378          2,478        152,841


Cash                                  --             --             --             --             87

Employer Contributions
   Receivable                        430             76            247             --          1,598


                               -----------    -----------    ----------     -----------    ----------
Net Assets Available
   for Benefits                $  51,273       $  3,584      $  19,625       $  2,478       $154,526
                               -----------    -----------    ----------     -----------    ----------
                               -----------    -----------    ----------     -----------    ----------




See accompanying notes to financial statements.

              CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
   Statement of Changes in Net Assets Available for Benefits with Fund
                               Information
                  For the Year Ended December 31, 1997
                         (Dollars in thousands)



                                                                             Capital         Equity
                                Ceridian        New            Int'l          Appre-         Index           New
                                  Stock       Horizons         Stock         ciation          500           Income
                               ----------   ------------     ----------     ----------     ----------     ----------
Participant Contributions        $   572      $   1,911        $   889        $   534        $   156        $   535

Employer Contributions               129            412            188            113             61            125

Net Change in Fair Value
   Including Realized
   Gain (Loss)                     1,373          2,262           (216)            99            167            224

Investment Income
   Dividends                          --            879            493            728             33            764
   Interest                           --             --             --             --             --             --
                               ----------   ------------     ----------     ----------     ----------     ----------

      Total Additions              2,074          5,464          1,354          1,474            417          1,648

Withdrawals by Participants          766          2,748            802            590             49            634
                               ----------   ------------     ----------     ----------     ----------     ----------
Net Increase (Decrease)
   prior to Transfers              1,308          2,716            552            884            368          1,014

Net Transfers (to) from
   Other Plans                        12             37              3             17              1             --

Interfund Transfers               (1,259)        (2,885)          (852)            61          2,321           (123)
                               ----------   ------------     ----------     ----------     ----------     ----------
 Increase (Decrease) in Net
   Assets Available
   for Benefits                       61           (132)          (297)           962          2,690            891

Net Assets Available for
   Benefits:
Beginning of Year                 10,889         36,549          9,804          4,924             --         10,915
                               ----------   ------------     ----------     ----------     ----------     ----------
End of Year                      $10,950        $36,417       $  9,507       $  5,886       $  2,690        $11,806
                               ----------   ------------     ----------     ----------     ----------     ----------
                               ----------   ------------     ----------     ----------     ----------     ----------

                                                                              Summit
                                               Equity        Small-Cap         Cash
                                Balanced       Income          Value         Reserves        Loan            Total
                               ----------   ------------     ----------     ----------     ----------     ----------

Participant Contributions         $  443        $ 2,662       $    522        $ 1,482         $   --       $  9,706

Employer Contributions               101            585            132            332             --          2,178


Net Change in Fair Value
   Including Realized
   Gain (Loss)                       678          8,298            810             --             --         13,695

Investment Income
   Dividends                         221          6,441            442          1,028             --         11,029
   Interest                           --             --             --             --            189            189
                               ----------   ------------     ----------     ----------     ----------     ----------

      Total Additions              1,443         17,986          1,906          2,842            189         36,797

Withdrawals by Participants          406          4,892            400          1,909            165         13,361
                               ----------   ------------     ----------     ----------     ----------     ----------
Net Increase (Decrease)
   prior to Transfers              1,037         13,094          1,506            933             24         23,436

Net Transfers (to) from
   Other Plans                         3             22              9             52              2            158

Interfund Transfers                  509            797          1,977            376           (170)            --
                               ----------   ------------     ----------     ----------     ----------     ----------

 Increase (Decrease) in
   Net Assets Available
   for Benefits                    1,549         13,913          3,492            609           (144)        23,594

Net Assets Available for
   Benefits:
Beginning of Year                  4,485         51,273          3,584         19,625          2,478        154,526
                               ----------   ------------     ----------     ----------     ----------     ----------
End of Year                     $  6,034        $65,186       $  7,076        $20,234         $2,334       $178,120
                               ----------   ------------     ----------     ----------     ----------     ----------
                               ----------   ------------     ----------     ----------     ----------     ----------


See accompanying notes to financial statements.

                   CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                           Notes to Financial Statements
                             December 31, 1997 and 1996

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF PRESENTATION AND USE OF ESTIMATES

          The accompanying financial statements of the Ceridian Corporation Personal Investment Plan (the "Plan") have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     (b)  CUSTODIAN OF INVESTMENTS

          Under the terms of a trust agreement between T. Rowe Price Trust Company (the "Trustee") and Ceridian Corporation (the "Company"), the Trustee holds, manages, and invests contributions to the Plan and income therefrom in funds selected by the Company's Retirement Committee to the extent directed by participants in the Plan. The Trustee carries its own banker's blanket bond insuring against losses caused, among other things, by dishonesty of employees, burglary, robbery, misplacement, forgery and counterfeit money.

     (c)  INVESTMENTS

          Investments are stated at their approximate fair value.
          Investments in the Company's common stock are valued at prices published in the New York Stock Exchange Composite Transaction listing. Investments in mutual funds are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Loans receivable from participants are valued at principal amount which approximates fair value. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of average cost to each investment program. Purchases and sales of securities are recorded on a trade date basis.

     (d)  COSTS AND EXPENSES

          All costs and expenses of administering the Plan are paid by the Company and affiliated companies which have adopted the Plan ("Adopting Affiliates").

                   CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                           Notes to Financial Statements
                             December 31, 1997 and 1996

(2)  DESCRIPTION OF THE PLAN

     The Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code, which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant's compensation to the Plan on a pre-tax basis through payroll deductions. Since January 1, 1995, only those employees of the Company and Adopting Affiliates who are U.S. citizens or resident aliens paid under the U.S. domestic payroll system, have completed 900 hours of service within a twelve month eligibility period, and participate in the Company's qualified defined benefit pension plan are eligible to participate in the Plan. The Plan is administered by the Company through its Director of Employee Benefits and through its Retirement Committee, which is appointed by the Chief Executive Officer of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(3)  PARTICIPANT ACCOUNTS AND VESTING

     The Trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant's account is credited with the participant's contribution and allocations of any employer contribution and Plan earnings, less loans and withdrawals, based on the direction of the participant. Participants are immediately vested in their contributions and employer contributions, plus actual earnings thereon; therefore, there are no forfeitures.

(4)  CONTRIBUTIONS

     Participants may direct their employer to contribute to the Plan on their behalf through payroll deduction from 1% to 17% of their compensation in any pay period, subject to certain limitations. The Plan administrator, in accordance with the terms of the Plan, limited payroll deduction contributions on behalf of highly compensated participants to 8% of their compensation during 1997. The Internal Revenue Code limited the total salary deferral contributions of any participant during the 1997 Plan year to $9,500, and provided that no participant may make salary deferral contributions to the Plan from pay in excess of $160,000. These amounts are subject to periodic adjustment for increases in the cost of living in accordance with Treasury regulations. In addition, for 1997, the Company and Adopting Affiliates made basic monthly matching contributions totaling $833,000 and declared a year-end performance matching contribution of $1,345,000.

                   CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                           Notes to Financial Statements
                             December 31, 1997 and 1996


     The basic monthly matching contributions in 1997 were determined on the basis of 25% of a participant's salary deferral contributions, up to a maximum of 3% of compensation, and required the satisfaction of no performance criteria. The year-end performance matching contribution resulted from the achievement of certain Company economic performance criteria and amounted to 45% of a participant's salary deferral contributions during 1997 up to a maximum of 3% of compensation, for participants who were employees on December 31, 1997.

(5)  WITHDRAWALS

     Participants who are still employed by the Company or one of its Adopting Affiliates may only withdraw from their Plan account for "financial hardship," as defined by federal regulations, for total disability, or if the participant is 59 1/2 years old. Withdrawals are also permitted pursuant to a qualified domestic relations order or in the event of termination of employment, retirement or death.

(6)  LOANS

     Participants may borrow up to 50 percent of their salary deferral contributions and investment earnings on those contributions. Any loan must be in a multiple of $100, be at least $1,000, and not be more than $50,000 less the amount of the highest loan balance outstanding during the 12-month period that ends the day before the loan is made. Participants may not have more than two short-term (maturity of five years or less) loans and one long-term (maturity over five and not to exceed ten years) loan outstanding. The interest rate is set by the Plan administrator and is based on the prime interest rates charged by major national banks. Each loan is approved by the Plan administrator or a delegate, and the Plan Trustee maintains a loan receivable account for any participant with an outstanding loan.

                   CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                           Notes to Financial Statements
                             December 31, 1997 and 1996

(7)  DESCRIPTION OF INVESTMENT PROGRAMS

     The participant may direct contributions, in multiples of one percent, to any or all of the funds:

     (a) Ceridian Stock Fund - Funds are invested in common stock of Ceridian Corporation. Funds representing fractional shares remain in cash or short-term accounts.

     (b) New Horizons Fund - This is a T. Rowe Price mutual fund which invests primarily in common stocks of small, rapidly growing companies to seek long-term growth of capital.

     (c) International Stock Fund - This is a T. Rowe Price mutual fund which invests primarily in equity and equity-related securities of established non-U.S. companies for long-term growth of capital and income.

     (d) Capital Appreciation Fund - This is a T. Rowe Price mutual fund which invests primarily in common stocks and related securities of established companies that are considered undervalued to maximize long-term capital appreciation.

     (e) Equity Index 500 Fund - This is a T. Rowe Price mutual fund which passively invests in common stocks of companies included in the Standard & Poor's 500 Stock Index in order to match, as closely as possible, the investment performance of that Index.

     (f) New Income Fund - This is a T. Rowe Price mutual fund which invests primarily in income-producing, investment-grade corporate and government debt securities to provide a high level of income over time, consistent with preservation of capital.

     (g) Balanced Fund - This is a T. Rowe Price mutual fund which invests primarily in a diversified portfolio of common stocks and bonds to provide long-term capital appreciation combined with income.

     (h) Equity Income Fund - This is a T. Rowe Price mutual fund which invests primarily in dividend paying common stocks, particularly of established companies, to provide high dividend income and long-term capital appreciation.

     (i) Small-Cap Value Fund - This is a T. Rowe Price mutual fund which invests primarily in small capitalization stocks that appear undervalued by various measures to provide long-term capital appreciation.

     (j) Summit Cash Reserves Fund - This is a T. Rowe Price money market fund which replaced the Prime Reserve Fund and invests primarily in high quality, money market securities to provide preservation of capital, liquidity and high current income.

                   CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                           Notes to Financial Statements
                             December 31, 1997 and 1996

(8)  NUMBER OF PARTICIPANTS

     The number of participants in each investment program as of December 31, 1997 and 1996 is as follows:


                                              1997      1996
                                              ----      ----
          Ceridian Stock Fund                1,471     1,727
          New Horizons Fund                  1,786     1,927
          International Stock Fund           1,025     1,057
          Capital Appreciation Fund            633       638
          Equity Index 500 Fund                262        --
          New Income Fund                      953     1,050
          Balanced Fund                        604       572
          Equity Income Fund                 2,186     2,241
          Small-Cap Value Fund                 658       473
          Summit Cash Reserves Fund          1,529     1,683


     The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one of the funds.

(9)  INCOME TAX STATUS

     The Plan received a favorable determination letter regarding the Plan's tax qualification dated September 7, 1995 from the Internal Revenue Service stating that the Plan continues to qualify under the provisions of Section 401(a) of the Internal Revenue Code, and that the trust established thereunder is thereby exempt from federal income taxes under
     Section 501(a) of the Code. The Company believes the Plan continues to operate in compliance with the applicable requirements of the Internal Revenue Code. Contributions to the Plan will not be included in the participant's taxable income for federal and, in most states, state income tax purposes until distributed or withdrawn. Each participant's portion of earnings from the investments made with contributions under the Plan generally are not taxable until distributed or withdrawn.

(10) PARTY-IN-INTEREST

     T. Rowe Price Trust Company, as Trustee, is a party-in-interest with respect to the Plan. In the opinion of the Trustee, transactions between the Plan and the Trustee are exempt from being considered as prohibited transactions under ERISA section 408(b).

(11) SALE OF COMPUTING DEVICES INTERNATIONAL DIVISION

     In connection with the sale by Ceridian of its Computing Devices International division ("CDI") to General Dynamics Corporation on December 31, 1997, the Plan was amended to provide that participants who were employees of CDI immediately before the date of sale would, despite the sale, (i) be entitled to receive any 1997 performance-based matching contribution paid under the Plan and (ii) be permitted to continue their participant loans under the Plan if they continued to be employed by General Dynamics.

                                                                      Schedule 1

                   CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                         Item 27a - Schedule of Assets Held
                              for Investment Purposes
                                 December 31, 1997
                               (Dollars in thousands)


                                         Shares or                   Fair Market
        Description                     Face Value      Cost            Value
        -----------                     ----------      -----          -----
CERIDIAN STOCK FUND
Ceridian Corporation* Common Stock       237,081     $  6,208        $ 10,861


T. ROWE PRICE MUTUAL FUNDS**

New Horizons Fund                      1,552,245       27,480          36,167

International Stock Fund                 700,131        8,809           9,396

Capital Appreciation Fund                395,383        5,520           5,816

Equity Index 500 Fund                    100,055        2,496           2,640

New Income Fund                        1,293,056       11,411          11,728

Balanced Fund                            360,900        4,801           5,970

Equity Income Fund                     2,486,574       45,772          64,825

Small-Cap Value Fund                     298,641        5,911           6,988

Summit Cash Reserves Fund             20,034,222       20,034          20,034

LOAN FUND
Loans Receivable from Participants           ---        2,334           2,334
(Range of interest rates 5.8%                        --------        --------
   to 9.5%)

                                                     $140,776        $176,759
                                                     --------        --------
                                                     --------        --------


 *Represents party-in-interest.

**The Plan invests in T. Rowe Price mutual funds through T. Rowe Price Trust Company, which is a party-in-interest.

See Independent Auditors' Report

                                                                      Schedule 2


                   CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN

                         Item 27d - Reportable Transactions

 Series of Transactions in the Same Security Exceeding 5% of Plan Assets at the
                             Beginning of the Plan Year

                            Year Ended December 31, 1997



     Identity of Party             *Total            *Total
         Involved/               Dollar Value     Dollar Value      Net Gain
     Description of Asset        of Purchases        of Sales      or (Loss)
      --------------------        ------------       --------       ---------
**T. Rowe Price
     New Horizons Fund            $ 3,602,443     $ 5,916,613   $   923,390

**T. Rowe Price
     Equity Income Fund            11,747,772       6,064,716     1,788,223

**T. Rowe Price
     Summit Cash Reserves
      Fund                          5,533,355      4,877,363            --


*Information on total numbers of purchases and total number of sales is not readily available from the Plan's trustee.

**Since these transactions are with T. Rowe Price Trust Company, the Plan's trustee, they are with a party-in-interest.


See Independent Auditors' Report

                                     SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   CERIDIAN CORPORATION
                                   PERSONAL INVESTMENT PLAN


Date: June 26, 1998
                              By:  Ceridian Corporation
                                     its Named Fiduciary

                              By:  /s/ J.H. Grierson
                                  _________________________________
                                   John H. Grierson
                                   Vice President and Treasurer

                               EXHIBIT INDEX

Exhibit   Description                                                     Code
-------   -----------                                                     ----
23        Consent of Independent Auditors                                  E

99.1      Ceridian Corporation Personal Investment Plan 1995
          Revision (incorporated by reference to Exhibit 99 to
          the Ceridian Corporation Personal Investment Plan Annual
          Report on Form 11-K for the year ended December 31, 1995)        IBR

99.2      Ceridian Corporation Personal Investment Plan 1995
          Revision - Fourth Declaration of Amendment                       IBR

99.3      Ceridian Corporation Personal Investment Plan 1995
          Revision - Fifth Declaration of Amendment                        IBR

99.4      Ceridian Corporation Personal Investment Plan 1995
          Revision - Sixth Declaration of Amendment                        IBR

99.5      Ceridian Corporation Personal Investment Plan 1995
          Revision - Seventh Declaration of Amendment                      IBR

99.6      Ceridian Corporation Personal Investment Plan 1995
          Revision - Eighth Declaration of Amendment                       E



Legend:   (E)   Electronic Filing
        (IBR)   Incorporated by reference from previous filing